

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
INVESTMENT MANAGEMENT

July 15, 2021

Steven B. Boehm, Esq.
Eversheds Sutherland (US) LLP
700 6th Street, N.W.
Washington, DC 20001

Re: Capital Southwest SBIC I, LP; File No. 812-15220

Dear Mr. Boehm:

By Form APP-WD filed with the Securities and Exchange Commission on July 12, 2021, you requested that the above-referenced application, filed on April 21, 2021, be withdrawn. Please be advised that your request for withdrawal has been granted, pursuant to delegated authority.

Sincerely,

/s/ Kaitlin C. Bottock

Kaitlin C. Bottock
Branch Chief

cc: Payam Siadatpour, Esq.
     Sara Sabour, Esq.
     Eversheds Sutherland (US) LLP